AN 3/6/2002 ✓

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 28 2002

SEC FILE NUMBER
8- 21497

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hamilton, Johnston & Co., Inc.
A/K/A Hamilton & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 College Road East
(No. and Street)

Princeton	NJ	08540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James N. Federico, Jr. — (609) 452-0300 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolin, Winer & Evens, LLP
(Name — *if individual, state last, first, middle name*)

400 Garden City Plaza	Garden City	NY	11530
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SO 3/28/02

OATH OR AFFIRMATION

I, James R. Hamilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton, Johnston & Co., Inc., as of December 31, 2001, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____



Signature

President

Title

DINA ROBERTS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires August 13, 2002



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMILTON, JOHNSTON & CO., INC.
A/K/A HAMILTON & COMPANY

FINANCIAL STATEMENTS
Year Ended December 31, 2001



MARGOLIN, WINER & EVENS LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS - ESTABLISHED 1946

400 GARDEN CITY PLAZA, GARDEN CITY, NY 11530-3317
(516) 747-2000 FAX: (516) 747-6707

Report of Independent Accountants

Board of Directors
Hamilton, Johnston & Co., Inc.
a/k/a Hamilton & Company

We have audited the accompanying statement of financial condition of Hamilton, Johnston & Co., Inc. a/k/a Hamilton & Company, as of December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton, Johnston & Co., Inc. a/k/a Hamilton & Company, at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolin, Winer & Evens LLP

January 30, 2002

HAMILTON, JOHNSTON & CO., INC.
A/K/A HAMILTON & COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31,	**2001**
ASSETS	
Current Assets:	
Cash and money market funds (Note 5)	$ 447,341
Receivable from broker/dealers	5,256
Receivable from clients	356,512
Other receivables	10,859
Total Current Assets	819,968
Property and Equipment:	
Equipment, furniture and fixtures	744,755
Less: accumulated depreciation	662,626
Net Property and Equipment	82,129
Other Assets:	
Deferred tax asset (Note 2)	28,358
Other assets	300
Total Other Assets	28,658
Total Assets	$ 930,755
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Accounts payable and accrued expenses (Note 4)	$ 264,321
Commitments (Note 3)	
Stockholders' Equity:	
Common stock, no par value; authorized 1,000 shares; issued and outstanding - 937.50 shares	401,150
Contributed surplus	52,492
Retained earnings	212,792
Total Stockholders' Equity	666,434
Total Liabilities and Stockholders' Equity	$ 930,755

The accompanying notes are an integral part of this statement.

1. Organization, Nature of Business and Summary of Significant Accounting Policies

Organization and nature of business - The Company is a New Jersey corporation and was organized in 1977. The Company provides consulting services on investment planning, organization and supervision to select individuals, endowments, foundations and corporations. The Company has agreed to use BNY Clearing Services, LLC and Broadcort Capital Corp. as their exclusive clearing brokers on a fully disclosed basis.

Property and equipment - Equipment and furniture and fixtures are recorded at cost. Depreciation is provided principally in accordance with the Modified Accelerated Cost Recovery System (MACRS) and Accelerated Cost Recovery System (ACRS) as provided by the Economic Recovery Tax Act of 1981 and the Tax Reform Act of 1986 which approximates depreciation based on the estimated useful lives of the assets.

Maintenance and repairs are charged to operations as incurred and renewals and improvements are capitalized. When property and equipment are sold or retired, the cost thereof and the related accumulated depreciation are eliminated from the respective property accounts and resulting gains or losses are taken into operations.

Commissions - The Company recognizes commissions and related costs arising from security transactions on a settlement date basis. Recording commissions and related costs on a trade date basis would not result in a material difference.

Fees - Fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income taxes - Deferred tax provisions and benefits are calculated for certain transactions and events because of differing treatments under generally accepted accounting principles and the currently enacted tax laws of the Federal and State governments. The results of these differences on a cumulative basis, known as temporary differences, result in the recognition and measurement of deferred tax assets and liabilities in the statement of financial condition.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Deferred Income Taxes

The deferred tax asset of $28,358 in the accompanying statement of financial condition is the result of different methods used for reporting pension expense for financial accounting and income taxes.

As of December 31, 2001, the Company has net operating loss carryforwards from the prior year for federal and state income tax purposes of approximately $11,000 and $93,000, respectively. These loss carryforwards expire in 2020 for federal income tax purposes and in 2007 for state income tax purposes, unless utilized sooner. The Company's deferred tax asset resulting from the loss carryforwards is as follows:

Net operating loss carryforwards	$ 8,600
Valuation allowance	(8,600)
Net deferred tax asset - loss carryforwards	$ -

3. Commitments

The Company had a non-cancelable operating office lease expiring in 2002.

On January 18, 2002, the Company exercised an option to extend the original lease for an additional five year period expiring July 31, 2007. The Company also executed an additional renewal option to extend the lease for another five years commencing August 1, 2007.

The future minimum annual rental commitments under the non-cancelable lease are as follows:

Years ending December 31,	
2002	$ 156,169
2003	176,856
2004	179,884
2005	182,911
2006	185,939
Thereafter	109,495
	$ 991,254

Total rental expense including escalations charged to operations was $157,330 for 2001.

4. Defined Benefit Pension Plan

The Company has a defined benefit pension plan that was adopted in 1991 and covers substantially all employees. The plan calls for benefits to be paid to eligible employees at retirement, based primarily upon years of service with the Company and compensation rates near retirement. Contributions to the plan reflect benefits attributed to employees services to date, as well as services expected to be earned in the future. Effective December 31, 2001, the Company froze the defined benefit pension plan; therefore, the plan will not accrue additional benefits for future employee services.

The following sets forth the funded status of the plan and the amounts shown in the accompanying statement of financial condition at December 31, 2001:

	Before Curtailment	Effect of Curtailment	After Curtailment
Benefit Obligation	$ 1,254,642	$ (225,785)	$ 1,028,857
Fair Value of Plan Assets	989,116	-	989,116
Funded Status	$ 265,526	$ (225,785)	$ 39,741
Accrued Benefit Cost Recognized in the Statement of Financial Condition	$ 251,984	$ (89,928)	$ 162,056

The Company's assumptions used as of December 31, 2001 in determining the pension cost and pension liability shown above are as follows:

Weighted-average discount rate	7.0%
Weighted-average expected long-term rate of return on plan assets	7.0%
Weighted-average rate of compensation increase	3.5%

Benefit cost, curtailment gain, employer contributions, and benefits paid for 2001 are as follows:

Benefit cost	$ 35,480
Curtailment gain	$ 89,928
Employer contributions	$ -
Benefits paid	$ 4,592

5. Financial Instruments with Off-Statement of Financial Condition Risk

In the normal course of business, the Company's activities may expose the Company to risk in the event brokers, dealers or clearing organizations are unable to fulfill their contractual obligations.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that aggregate indebtedness, as defined shall not exceed 1500% of net capital as defined. At December 31, 2001, the Company had net capital of $174,795 which was $157,165 in excess of the amount required to be maintained at that date and had a percentage of aggregate indebtedness to net capital of 151%.

There were no subordinated borrowings at any time during the year ended December 31, 2001.